Exhibit 99.3

Risk Factors

This section includes material updates in certain risks relating to us since the date of our annual report on Form 20-F for the year ended December 31, 2020, or the Annual Report, any of which we believe could materially and adversely affect our business, financial condition and results of operations. This section is a supplement to and should be read in conjunction with the section titled “Risk Factors” included in the Annual Report. You should carefully consider the risks and uncertainties summarized below, and the risks described under the “Risk Factors” section included in the Annual Report.

Investing in our securities involves a high degree of risk. CooTek (Cayman) Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries in China and through contractual arrangements with our variable interest entity/entities based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of internet and other related businesses, including the provision of internet information services. Therefore, we operate such business in China through our variable interest entity Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, and three other PRC domestic entities, which we refer to as our VIEs in this document, and rely on contractual arrangements among Shanghai Chule (CooTek) Information Technology Co., Ltd., or Shanghai Chule, our PRC subsidiary, our VIEs and their nominee shareholders to control the business operations of our VIEs. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this document, “CooTek,” “we,” “us,” “our company” or “our” refers to CooTek (Cayman) Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs and their subsidiaries in China.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China” in our Annual Report.

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Relating to Our Corporate Structure” in our Annual Report.

Risks Related to Our Business and Industry

We had incurred net loss, negative cash flows from operating activities and negative working capital in the past, and we may not achieve or sustain profitability.

We recorded net loss of US$6.6 million and positive cash flows from operations of US$20.4 million for the six months ended June 30, 2020. We recorded net loss of US$12.1 million and negative cash flows from operations of US$40.5 million for the six months ended June 30, 2021. We had negative working capital, being the result of current assets minus current liabilities, of US$21.4 million as of June 30, 2021. We cannot assure you that we will be able to generate net profit or positive cash flows from operating activities in the future. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, effectiveness of our monetization strategy, our ability to control cost and expenses and to manage our growth effectively, market competition, macroeconomic and regulatory environment. We also expect to continue to make investments in research and development, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and managerial controls, enhance our financial reporting systems and procedures, recruit, train and retain skilled professional personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations, liquidity and prospects would be materially and adversely affected.

We had been and may continue to be out of compliance with certain financial covenants in our credit facility agreements before maturity, which could impose operating and financial restrictions on us.

We entered into two credit facility agreements with a commercial bank, both of which were further renewed in June 2020 and matured in June 2021, under which we could borrow up to a total of US$15.0 million collateralized by our accounts receivable. In 2020, we had in the aggregate drawn down US$32.8 million and repaid US$31.3 million under these two credit facilities. The total outstanding balance of our short-term bank borrowings as of December 31, 2020 was US$11.0 million. These credit facility agreements contain financial covenants which require us to maintain minimum quarterly net income. We failed to meet such financial covenants as of December 31, 2020 and were negotiating a waiver of such financial covenants with the counterparty, which, if granted, will waive the financial covenants for such period. As of June 30, 2021, we have obtained the waiver of such financial covenants with the counterparty, and fully repaid the balance under these credit facility agreements.

We renewed the bank credit facility under which we can borrow up to an additional of US$10.0 million, with maturity date in June 2022 and collateralized by our accounts receivable. The credit facility agreement contains financial covenants which require us to maintain maximum quarterly net loss. If we fail to meet such financial covenants, we may be required to negotiate a waiver. We cannot assure you that we would be able to obtain such waiver in a timely manner, on acceptable terms or at all. If we were not able to obtain such waiver under the credit facility, we would be in default of such agreement, and the relevant counterparty could elect to declare the loan, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collateral securing such loan. If the loan under the credit facility agreement that we entered into was to be accelerated, even though we believe that our assets would be sufficient to repay our loans in full, our business and liquidity could nevertheless be subject to adverse effects. In addition, such waiver, even if granted, may lead to increased costs, increased interest rates, additional restrictive covenants and other available counterparty protections that would be applicable to us under these credit facilities, including the granting of additional security our interests in collateral, which could adversely affect our business, financial condition, results of operations and our ability to acquire additional capital resources.

Our ability to comply with financial or other restrictive covenants under our credit facility agreements may be affected by factors beyond our control, including prevailing economic, financial and industry conditions, and our ability to issue additional equity. We had been and may continue to fall out of compliance with such or other covenants in the future, which could materially and adversely affect our business, financial condition and results of operations.

Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our financial conditions and operating results.

We may be implicated by the non-compliant or improper activities of our users, advertising customers and business partners. For example, we may be involved in litigations related to user-generated content uploaded to our mobile applications. Similarly, we may also be subject to disputes related to advertisements displayed on our mobile applications. Although we have adopted a comprehensive internal control and screening procedure over the content of advertisements, a third party may find advertisements displaying on our mobile applications improper or illegal, and may take actions against us over such advertisements. We incurred costs of US$1.7 million to compensate victims of the alleged illegal advertisements for our failure to supervise advertising content displayed on our platform in compliance with relevant PRC laws and regulations. Besides, we may be subject to disputes related to certain alleged illegal act of our customers, the advertising service fees paid by the customers to us in the course of normal advertising business may be deemed to involve illegal funds and be confiscated. As of December 31, 2020, our bank accounts with a total balance of US$21.7 million were frozen by a local authority in connection with an ongoing investigation related to an alleged illegal act of certain customers. As of June 30, 2021, the relevant bank accounts have been unfrozen, and we incurred costs of US$2.1 million in relation to such investigation.

In addition, we may be impacted by lawsuits against our business partners, such as mobile devices manufacturers that have contractual arrangements with us. Although we have no control over the design, system, network or standard of the manufacturing of smartphones by these business partners, any lawsuits against them claiming infringement of intellectual property and any cessation of handset production resulting from such lawsuits may interrupt our collaborative operations and result in the reduction of our delivery of products and services to potential users.

Risks Related to Doing Business in China

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.

As substantially all of our daily operations are conducted in China, we are subject to PRC laws relating to, among others, data security and restriction over foreign investments in value-added telecommunications services. Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data provided by our users. These PRC laws apply not only to third-party transactions, but also to transfers of information among us, our PRC subsidiary and consolidated affiliated entities, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, including through the variable interest entities structure, or the VIE structure, and the government-led cybersecurity reviews of certain companies with VIE structure, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may become subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our product and service offerings, restricting the scope of our operations in China, or causing the suspension or termination of our business operations in China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On July 10, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (Revised Draft for Comments), which will replace the current Measures for

Cybersecurity Review after it is adopted and becomes effective and further restates and expands the applicable scope of the cybersecurity review. Pursuant to the draft measures, critical information infrastructure operators that procure internet products and services, and data processing operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The draft measures further stipulate that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The draft measures were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

As of the date of this document, no detailed rules or implementation has been issued by any Protection Departments and we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Furthermore, the Standing Committee of the National People’s Congress passed the PRC Personal Information Protection Law, which will become effective from November 1, 2021, and requires general network operators to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of China. PRC Personal Information Protection Law provides special rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. An information processor is allowed to process personal information only if (1) it has a specific purpose and processing personal information is necessary for that purpose, and (2) it has implemented strict measures to protect personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. As uncertainties remain regarding the interpretation and implementation of the PRC Personal Information Protection Law, we cannot assure you that we will comply with the PRC Personal Information Protection Law in all respects and our current practice of collecting and processing sensitive personal information may be ordered to be rectified or terminated by regulatory authorities. We may also become subject to fines and other penalties which may have material adverse effect on our business, operations and financial condition.

It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this document, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

The approval of the CSRC or other PRC governmental authorities may be required in connection with any offering we may make in the United States, including the conversion of existing convertible instruments we offered or may offer, under PRC laws and regulations and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining CSRC approval for any offering we may make in the United States, including the conversion of existing convertible instruments we offered or may offer, may subject us to sanctions imposed by the CSRC and other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel, Junhe LLP, has advised us that, based on its understanding of the current PRC laws and regulations, we are not required to submit an application to the CSRC in the context of any offering we may make in the United States, including the conversion of existing convertible instruments we offered or may offer, because (1) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation, and (2) our wholly owned PRC subsidiary was established for accepting foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules, and no provision in the M&A Rules clearly classifies the contractual arrangements among Shanghai

Chule, our consolidated affiliated entities and their respective shareholders as a type of transaction subject to the M&A Rules.

However, our PRC counsel, Junhe LLP, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Scrutinizing Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, according to which, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to any offering we may make in the United States, including the conversion of existing convertible instruments we offered or may offer, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for any offering we may make in the United States, including the conversion of existing convertible instruments we offered or may offer, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China, such as suspension of our apps, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from such offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The PRC governmental authorities also may take actions requiring us, or making it advisable for us, to halt any offering we make in the United States before settlement and delivery of the ADSs offered for such offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for any offering we make in the United States, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and our VIEs. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We are subject to a variety of laws and other obligations regarding data protection in the PRC, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities.

The PRC State Administration for Market Regulation, or the SAMR, and the PRC Standardization Administration jointly issued the Standard of Information Security Technology — Personal Information Security Specification (2020 Edition), which took effect on October 1, 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. Furthermore, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. According to these provisions, no person or entity is allowed to produce, release, or disseminate information that infringes upon the personal information security of children aged below 14. Network operators collecting, storing, using, transferring, or disclosing children’s personal information are required to enact special protections for such information.

The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Apps was issued with effect on January 23, 2019 and commenced coordinated efforts among the CAC, the PRC Ministry of Industry and Information Technology, or the MIIT, the PRC Ministry of Public Security, and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout China. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Mobile Apps Infringing Users’ Rights and Interests, pursuant to which application providers were required to promptly rectify issues that the MIIT designated as infringing application users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. In July 2020, the MIIT issued the Notice on Conducting Special Rectification Actions in Depth Against the Infringement upon Users’ Rights and Interests by Applications, to rectify the following issues: (1) illegal collection and use of personal information of users by an application and a software development kit, (2) setting up obstacles and frequently harassing users, (3) cheating and misleading users, and (4) inadequate implementation of application distribution platforms’ responsibilities. According to the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, Chinese regulators would strengthen cross-border supervision cooperation, and improve data security, cross-border data flow, confidential information management and other relevant laws and regulations. Efforts will be made to revise the regulations on strengthening the confidentiality and file management related to the issuance and listing of securities overseas, consolidate the main responsibility of information security of overseas listed companies, and strengthen the standardized management of cross-border information provision mechanisms and processes.

The above laws and regulations and recent events and pronouncements indicate greater oversight by Chinese regulators in terms of data protection and cybersecurity. Such laws, regulations and associated interpretation and implementation are evolving rapidly and may place restrictions on our business operations and the manner in which we interact with our customers. In addition, compliance with any additional laws could be expensive and any failure to comply with applicable cybersecurity, data privacy, and data protection laws and regulations could result in proceedings, penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, and results of operations, and the value of the ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of our consolidated affiliated entities or lose the right to receive their economic benefits, we may not be able to consolidate their operating results into our financial statements in accordance with U.S. GAAP, which could cause the value of the ADSs to significantly decline or become worthless.

Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business. The introduction of new products and services, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the PRC.

These laws and regulations are continuously evolving and can be subject to significant change. New laws, regulations and governmental policies may be adopted from time to time by the PRC government to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect the industry that we operate in and our business operations. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

For example, the PRC government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. On August 30, 2021, National Press and Publication Administration released Notice on Further Strict Management and Practically Preventing Minors from Indulging in Online Games, which imposed restrictions over the provision of online gaming services to minors, aiming at curbing excessive indulgence in online game and protecting minors’ mental and physical health. Although the provision of our games is not specifically targeting at minors, further restrictions on the operation of online games could negatively affect our business operations and financial performance.

As the industry that we operate in is still evolving in China, new laws, regulations and governmental policies may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future.

If we fail to timely address all the change in policy or to obtain and maintain approvals, licenses or permits required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our growth and financial performance, including but not limited to our profitability, the trading price of our listed securities and our valuation. See also “—Risks Relating to Our Business—If we fail to obtain or maintain the requisite licenses and approvals, or otherwise fail to comply with the rules and regulations applicable to our business operations in and outside China, or if we are required to apply for new licenses and approvals which are time-consuming or costly to obtain, our business and operating results may be materially and adversely affected.” in the Annual Report.